Filed by Alesco Financial Inc.

(Commission File No. 333-159661)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject Company: Alesco Financial Inc.

Alesco Financial Inc. Stockholders Approve Proposed

Transaction with Cohen Brothers, LLC

Philadelphia, PA, December 15, 2009 — Alesco Financial Inc. (NYSE: AFN) today announced that at its annual meeting of stockholders held on December 15, 2009 stockholders approved Alesco’s issuance of shares of common stock and Series A Voting Convertible Preferred Stock that are proposed to be issued in connection with the merger with Cohen Brothers, LLC. In the proposed merger, Alesco Financial Holdings, LLC, a wholly owned subsidiary of Alesco, will merge with and into Cohen Brothers, with Cohen Brothers as the surviving entity and a majority owned subsidiary of Alesco. The merger remains subject to certain closing conditions.

Also at the annual meeting, Alesco stockholders (i) approved a performance-based cash bonus plan, and (ii) elected the following nine directors to serve as members of Alesco’s board of directors until Alesco’s next annual meeting of stockholders and until their successors are duly elected and qualify: Daniel G. Cohen, James J. McEntee, III, Rodney E. Bennett, Marc Chayette, Thomas P. Costello, G. Steven Dawson, Jack Haraburda, Lance Ullom and Charles W. Wolcott.

About Alesco Financial Inc.

Alesco Financial Inc. is a specialty finance REIT headquartered in Philadelphia, Pennsylvania and trades on the New York Stock Exchange under the symbol “AFN”. Alesco is externally managed by Cohen & Company Management, LLC, a subsidiary of Cohen Brothers, a global alternative fixed-income asset manager. For more information, please visit www.alescofinancial.com.

About Cohen & Company

Cohen Brothers, LLC (d/b/a Cohen & Company) is an investment firm specializing in credit related fixed income investments. Through Cohen & Company Securities, LLC, the company also provides institutional broker-dealer services focused on debt securities. With offices in Philadelphia, New York, Chicago, Washington D.C., San Francisco, Boston, Paris, London and Tokyo, Cohen & Company serves a diverse international network of institutional and individual clients. For more information about Cohen & Company, we encourage you to visit www.cohenandcompany.com.

Cautionary Information Regarding Forward-Looking Statements

This press release contains “forward-looking statements” (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) by Alesco that are subject to risks and uncertainties. Forward-looking statements are not guarantees and speak only as of the date on which they are made. Alesco does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Important Information and Where to Find It

AFN filed with the SEC on November 4, 2009 an amended registration statement on Form S-4, containing a Proxy Statement / Prospectus (“Proxy Statement / Prospectus”) in connection with the proposed merger with Cohen, which was announced on February 20, 2009. Information about AFN’s directors and executive officers and their ownership of AFN’s stock is set forth in the Proxy Statement / Prospectus. INVESTORS ARE URGED TO READ THE PROXY STATEMENT / PROSPECTUS CAREFULLY AND IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT AFN, COHEN AND THE PROPOSED MERGER BETWEEN THE TWO COMPANIES. A definitive proxy statement was mailed to AFN’s stockholders. In addition, the Proxy Statement / Prospectus and all other relevant documents filed by AFN with the SEC may be obtained free of charge at the SEC’s website www.sec.gov or from Alesco Financial Inc., Attn: Investor Relations, 2929 Arch Street, 17th Floor, Philadelphia, PA 19104.

Media Inquiries

Joseph Kuo or Michael Herley

Kekst and Company

212-521-4863 or 212-521-4897

joe-kuo@kekst.com or michael-herley@kekst.com